

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
18th Floor, Building A
Chengjian Plaza, No. 18
BeiTaiPingZhuang Rd, Haidian District
Beijing PRC 1000088

> **Re:**   **Ambow Education Holding Ltd.**
> **Form 20-F**
> **Filed May 29, 2012**
> **Response filed March 18, 2013**
> **File No. 001-34824**

Dear Dr. Huang:

We have reviewed your response filed March 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Organizational Structure, page 45

1. Please expand your organizational chart to include the entities owned by the VIEs and other parties, including the VIE shareholders and their ownership percentages in the VIEs and you, as applicable. Further, include disclosure regarding any relationships between the parties.

2. We note that each of Ambow Shida, Ambow Sihua and Ambow Shanghai is a controlling entity operating one of your business lines, including tutoring centers, K-12 schools, career enhancement service centers and campuses, as well as one college, and each owns certain interests in a number of schools and entities. You disclose their interests as of December 31, 2011 as equity interests. Please tell us if the schools and centers described in these business lines are run through sponsorship agreements and if so, disclose the

distinction between sponsorship agreements and equity ownership interests here and throughout your document.

Note 1.d. VIE arrangements, page F-13

3. We note your response to comment 9. Please clarify for us how the Holdco VIEs have a 100 % equity interest in the schools. Explain whether the schools separate legal entities.

4. Explain to us in more detail how you concluded that the schools requiring reasonable rate of returns are not VIEs and that the schools not requiring reasonable rate of returns are VIEs.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Todd Hamblet
        KJ Tan